SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of: November 28, 2008

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein are the Registrant's Audited Consolidated Financial Statements for the years ended August 31, 2008, 2007 and 2006, Management Discussion and Analysis for the years ended August 31, 2008 and 2007, and CEO and CFO Certifications of Annual Filings.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corp.

(Registrant)

James Sinclair

Date:   November 28, 2008

James E. Sinclair,

Chief Executive Officer

Exhibit 1

Consolidated Financial Statements (Expressed in Canadian dollars) TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Years ended August 31, 2008, 2007 and 2006

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

AUDITOR’S REPORT TO THE SHAREHOLDERS

We have audited the accompanying consolidated balance sheets of Tanzanian Royalty Exploration Corporation (the Company) as of August 31, 2008 and 2007 and the related consolidated statements of operations, comprehensive loss and deficit, and cash flows for each of the years in the three-year period ended August 31, 2008.  These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of August 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended August 31, 2008 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles.  Information relating to the nature and effect of such differences is presented in note 11 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of August 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated October 31, 2008 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG LLP (signed)

Chartered Accountants

Vancouver, Canada

October 31, 2008

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Tanzanian Royalty Exploration Corporation

We have audited Tanzanian Royalty Exploration’s (the Company) internal control over financial reporting as of August 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Controls over Financial Reporting.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audit also included performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate9999999.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual financial statements will not be prevented or detected on a timely basis.  The following material weakness has been identified and included in management's assessment:  the Company has limited accounting personnel with expertise in generally accepted accounting principles to enable effective segregation of duties with respect to financial reporting matters and internal control over financial reporting.

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of August 31, 2008 and 2007, and the related consolidated statements of operations, comprehensive loss and deficit, and cash flows for each of the years in the three-year period ended August 31, 2008.  This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the August 31, 2008 consolidated financial statements, and this report does not affect our report dated October 31, 2008, which expressed an unqualified opinion on those consolidated financial statements.

In our opinion, because of the effect of the aforementioned material weakness on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of August 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

KPMG LLP (signed)

Chartered Accountants

Vancouver, Canada

October 31, 2008

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Consolidated Balance Sheets (Expressed in Canadian dollars) August 31, 2008 and 2007
		2008	2007

Assets

Current assets:
	Cash and cash equivalents	$1,195,237	$1,602,270
	Accounts and other receivables	75,021	71,775
	Inventory	452,339	373,528
	Prepaid expenses	88,340	101,480
		1,810,937	2,149,053

Mineral properties and deferred exploration costs (note 3)		24,360,343	22,459,627

Equipment and leasehold improvements (note 4)		794,014	812,792

		$26,965,294	$25,421,472

Liabilities and Shareholders’ Equity

Current liabilities:
	Accounts payable and accrued liabilities (note 8)	$502,777	$566,183
	Current portion of obligations under capital lease (note 5)	43,626	36,795
		546,403	602,978

Obligations under capital lease (note 5)		38,435	75,912

Shareholders’ equity:
	Share capital (note 7(b))	61,705,400	54,113,279
	Share subscriptions received (note 7(b))	-	2,344,971
	Contributed surplus	399,690	310,921
	Deficit	(35,724,634)	(32,026,589)
		26,380,456	24,742,582

Nature of operations (note 1)
Commitments (notes 3 and 9)
Subsequent events (note 10)

		$26,965,294	$25,421,472

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“James E. Sinclair”	Director	“Norman Betts”	Director

TANZANIAN ROYALTY EXPLORATION CORPORATION

(An Exploration Stage Company)

Consolidated Statements of Operations, Comprehensive Loss and Deficit

(Expressed in Canadian dollars)

Years ended August 31, 2008, 2007 and 2006

	2008	2007	2006

Expenses:
Amortization	$101,597	$104,511	$96,694
Annual general meeting	63,967	74,847	94,097
Consulting and management fees	230,086	202,561	177,771
Directors’ fees	437,567	379,584	180,229
Insurance	91,084	109,696	105,729
Memberships, courses and publications	3,819	4,092	6,889
Office and administration	126,866	115,120	92,071
Office rentals	63,216	65,918	61,972
Press releases	16,554	54,732	89,844
Printing and mailing	32,376	34,336	35,794
Professional fees	394,628	378,429	484,653
Promotions and shareholder relations	17,561	50,793	63,026
Salaries and benefits	1,002,562	622,168	674,306
Stock-based compensation	118,976	148,102	44,772
Telephone and fax	21,005	19,641	21,261
Training	459	2,908	-
Transfer agent and listing	203,459	128,509	204,795
Travel and accommodation	46,513	78,221	60,565
	2,972,295	2,574,168	2,494,467

Other expenses (earnings):
Consulting income	(87,615)	-	-
Foreign exchange	73,585	125,457	139,856
Interest, net	(15,254)	(19,757)	(22,262)
Gain on sale of short-term investments	-	(54,723)	-
Property investigation costs	82,556	31,291	24,259
Write-off of mineral properties and deferred exploration costs (note 3)	672,478	1,265,033	1,690,402
	725,750	1,347,301	1,832,255

Loss and comprehensive loss for the year	(3,698,045)	(3,921,469)	(4,326,722)

Deficit, beginning of year	(32,026,589)	(28,105,120)	(23,778,398)

Deficit, end of year	$(35,724,634)	$(32,026,589)	$(28,105,120)

Basic and diluted loss per share	$(0.04)	$(0.05)	$(0.05)

Weighted average number of shares outstanding	87,372,662	86,486,098	85,666,361

See accompanying notes to consolidated financial statements.

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Consolidated Statements of Cash Flows (Expressed in Canadian dollars) Years ended August 31, 2008, 2007 and 2006
	2008	2007	2006

Cash provided by (used in):

Operations:
Loss for the year	$(3,698,045)	$(3,921,469)	$(4,326,722)
Items not affecting cash:
Amortization	101,597	104,511	96,694
Stock-based compensation	118,976	148,102	44,772
Non-cash directors’ fees	303,883	260,312	89,361
Gain on sale of short-term investments	-	(54,723)	-
Write-off of mineral properties and deferred exploration costs	672,478	1,265,033	1,690,402
	(2,501,111)	(2,198,234)	(2,405,493)
Changes in non-cash working capital:
Accounts receivable and other receivables	(3,246)	(52,951)	58,853
Inventory	(78,811)	(215,148)	(108,446)
Prepaid expenses	13,140	(21,023)	(7,184)
Accounts payable and accrued liabilities	(63,406)	6,871	386,500
	(2,633,434)	(2,480,485)	(2,075,770)

Investing:
Mineral properties and exploration expenditures (note 3)	(2,930,406)	(2,616,921)	(2,865,096)
Option payments received and recoveries	390,246	292,583	320,021
Equipment and leasehold improvement expenditures	(82,819)	(51,492)	(40,447)
Sale of short-term investments, net	-	173,472	-
	(2,622,979)	(2,202,358)	(2,585,522)

Financing:
Share capital issued - net of issuance costs	4,880,026	750,000	5,743,654
Shares issued for options exercised	-	59,250	-
Share subscriptions received	-	2,344,971	750,000
Repayment of obligations under capital lease	(30,646)	(43,657)	(53,281)
4,849,380		3,110,564	6,440,373

Increase (decrease) in cash and cash equivalents	(407,033)	(1,572,279)	1,779,081

Cash and cash equivalents, beginning of year	1,602,270	3,174,549	1,395,468

Cash and cash equivalents, end of year	$1,195,237	$1,602,270	$3,174,549

Supplementary information:
Interest received, net	$15,254	$19,757	$22,262
Non-cash transactions:
Mineral property recoveries by way of marketable securities	-	118,750	-
Stock-based compensation capitalized to mineral properties	33,034	-	-
Issuance of share capital for acquisition of mineral property	-	925,124	-
Shares issued pursuant to RSU plan	367,124	-	-
Shares issued in current year for subscriptions received in prior year	2,344,971	750,000	813,828

See accompanying notes to consolidated financial statements.

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2008, 2007 and 2006

1.	Nature of operations:

Tanzanian Royalty Exploration Corporation (the Company) is incorporated under the laws of Alberta, Canada and its primary business activities are the acquisition and exploration of mineral properties including the optioning out of properties for pre-production option payments and royalties on future gold production.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable.  Consequently, the Company considers itself to be an exploration stage company.  Although at August 31, 2008 the Company has spending commitments (note 3) which approximate its working capital, it has financing commitments of $750,000 from its chairman and chief executive officer (CEO)  (note 7(b)), and, if necessary, could adjust the extent and timing of certain expenditures.  Subsequent to the year end, the Company completed a private placement for gross proceeds of $1,000,000 (note 10).  The recoverability of the amounts shown for mineral properties and related deferred exploration costs are ultimately dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining necessary financing to explore and develop the properties, entering into agreements with others to explore and develop the mineral properties, and upon future profitable production or proceeds from disposition of the mineral properties.  The amounts shown as mineral properties and deferred exploration costs represent net costs incurred to date, less amounts recovered from third parties and/or written off, and do not necessarily represent present or future values.

2.	Significant accounting policies:

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles.  A reconciliation of material measurement differences to accounting principles generally accepted in the United States and practices prescribed by the Securities and Exchange Commission is provided in note 11.

	(a)	Principles of consolidation:
These consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany amounts are eliminated on consolidation.
	(b)	Translation of foreign currencies:

The measurement currency of the Company in these consolidated financial statements is the Canadian dollar.  The Company’s subsidiaries are considered integrated foreign subsidiaries and their accounts are translated using the temporal method.  Under this method, monetary assets and liabilities are translated at the prevailing year-end exchange rates.  Non-monetary assets are translated at historical exchange rates.  Revenue and expense items are translated at the average rate of exchange for the year except for those arising from non-monetary assets which are translated at the historical exchange rate.  Translation gains and losses are included in the statements of operations, comprehensive loss and deficit.

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2008, 2007 and 2006

2.	Significant accounting policies (continued):
	(c)	Cash and cash equivalents:
Cash and cash equivalents consist of cash on deposit with banks or highly liquid short-term interest-bearing securities with maturities at purchase dates of three months or less when acquired.
	(d)	Inventory:
Inventory consists of supplies for the Company’s drilling rig and is stated at the lower of cost and replacement cost.
	(e)	Mineral properties and deferred exploration costs:

The Company holds various positions in mineral property interests, including prospecting licences, reconnaissance licences, and options to acquire mining licences or leases.  All of these positions are classified as mineral properties for financial statement purposes.

Acquisition costs and exploration costs, including option payments, relating to mineral properties are deferred until the properties are brought into production, at which time they will be amortized on a unit-of-production basis, or until the properties are abandoned, sold or to be sold or management determines that the mineral property is not economically viable, at which time the unrecoverable deferred costs are written off.  Option payments arising on the acquisition of mineral property interests are exercisable at the discretion of the Company and are recognized as paid or payable.

Amounts recovered from third parties to earn an interest in the Company’s mineral properties are applied as a reduction of the mineral property and deferred exploration costs.

Overhead costs directly related to exploration are allocated to the mineral properties explored during the year and are deferred and are to be amortized using the same method applied to property-specific exploration costs.  All other overhead and administration costs are expensed in the year they are incurred.

Under CICA Handbook Section 3061, Property, Plant and Equipment, for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment.  Emerging Issue Committee Abstract 126, Accounting by Mining Enterprises for Exploration Costs, (EIC-126) states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property, is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment.  EIC-126 also sets forth the EIC’s consensus that a mining enterprise in the development stage is not required to consider the conditions in Accounting Guideline No. 11 Enterprises in the Development Stage (AcG 11) regarding impairment in determining whether exploration costs may be initially capitalized.

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2008, 2007 and 2006

2.	Significant accounting policies (continued):
	(e)	Mineral properties and deferred exploration costs (continued):

With respect to impairment of capitalized exploration costs, EIC-126 sets forth the EIC’s consensus that a mining enterprise in the development stage that has not established mineral reserves objectively, and, therefore, does not have a basis for preparing a projection of the estimated cash flow from the property, is not obliged to conclude that capitalized costs have been impaired.  However, such an enterprise should consider the conditions set forth in AcG 11 and CICA Handbook Section 3061 in determining whether a subsequent write-down of capitalized exploration costs related to mining properties is required.

The Company considers that its exploration costs have the characteristics of property, plant and equipment, and, accordingly, defers such costs.  Furthermore, pursuant to EIC-126, deferred exploration costs are not automatically subject to regular assessment of recoverability, unless conditions, such as those discussed in AcG 11, exist.

The Company follows these recommendations and therefore the unproven mineral property claim costs are initially capitalized.  Such assets are tested for impairment in accordance with the provisions of the CICA Handbook Section 3063, Impairment of Long-Lived Assets.  Mineral properties and deferred exploration costs are tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.  An impairment loss is recognized if, at the date it is tested for recoverability, the carrying amount of the mineral property exceeds the sum of the undiscounted cash flows expected to result from its production and/or eventual disposition.  The impairment loss is measured as the amount by which the carrying amount of the mineral property exceeds its fair value.

	(f)	Equipment and leasehold improvements:

Equipment and leasehold improvements, other than mineral properties and deferred exploration and development costs, are recorded at cost and amortization is provided for on a declining balance basis using the following rates:

		Assets	Rate

		Machinery and equipment	20% to 30%
		Automotive	30%
		Computer equipment	30%
		Drilling equipment and automotive equipment under capital lease	6.67%
		Leasehold improvements	20%

(g)	Stock-based compensation:

All stock-based compensation is determined based on the fair value method and expensed over the expected vesting period.  The fair value of restricted stock units (RSUs) is determined as the market price of the Company’s shares on the grant date multiplied by the number of RSUs granted.

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2008, 2007 and 2006

2.	Significant accounting policies (continued):
(h) Income taxes:

The Company follows the asset and liability method of accounting for income taxes.  Under the asset and liability method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences) and loss carry forwards, and are measured using the enacted or substantively enacted tax rates expected to be in effect when the temporary differences are likely to reverse.  Future tax benefits, such as non-capital loss carry forwards, are recognized if realization of such benefits is considered more likely than not.

(i)	Asset retirement obligation:

The Company recognizes the fair value of a future asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development, and/or normal use of the assets if a reasonable estimate of fair value can be made.  The Company concurrently recognizes a corresponding increase in the carrying amount of the related long-lived asset that is depreciated over the life of the asset.  The fair value of the asset retirement obligation is estimated using the expected cash flow approach that reflects a range of possible outcomes discounted at a credit-adjusted risk-free interest rate.  Subsequent to the initial measurement, the asset retirement obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.  Changes in the obligation due to the passage of time are recognized in income as an operating expense using the interest method.  Changes in the obligation due to changes in estimated cash flows are recognized as an adjustment of the carrying amount of the related long-lived asset that is depreciated over the remaining life of the asset.

The Company has determined that it has no material asset retirement obligations as at August 31, 2008 and 2007.
(j)	Loss per share:

Loss per share has been calculated using the weighted average number of common shares issued and outstanding.  Shares held in escrow subject to performance conditions for release are considered contingently issuable shares and are excluded from the weighted average number of shares used in calculating loss per share prior to their eligibility for release.  All outstanding stock options, restricted stock units, special warrants and share purchase warrants, all of which could potentially dilute basic loss per share, have not been included in the computation of diluted loss per share because to do so would be anti-dilutive.

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2008, 2007 and 2006

2.	Significant accounting policies (continued):
	(k)	Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the year.  Areas requiring the use of estimates and measurement uncertainties include the valuation and impairment of value of mineral properties and deferred exploration costs and the determination of future income taxes.  Actual results may differ from management’s estimates.

	(l)	Segmented information:

The Company’s principal operations are located in Tanzania.  The Company conducts its business in a single operating segment being the investment in and exploration of mineral properties.  All mineral properties (note 3) and significant equipment and leasehold improvements are situated in Tanzania (note 4).

	(m)	Comparative figures:
Certain comparative figures have been reclassified to conform with the financial statement presentation adopted for the current year.
	(n)	Adoption of new accounting policies:
Effective September 1, 2007, the Company adopted, on a prospective basis, the following new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA):
(i) Accounting Changes (Section 1506):

This standard allows for voluntary changes in accounting policy only when such changes enhance the relevance and reliability of the financial statements and the comparability of those financial statements over time and with the financial statements of other entities.  The standard requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be correctly retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimate and errors on the financial statements.

Any impact that the adoption of Section 1506 will have on the results of operations and financial condition will depend on the nature of future accounting changes.  Its adoption has had no material impact on these consolidated financial statements.

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2008, 2007 and 2006

2.	Significant accounting policies (continued):
	(n)	Adoption of new accounting policies (continued):
		(ii)	Financial Instruments - Recognition and Measurement (Section 3855):

This standard prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances.

Under Section 3855, financial statements must be initially classified into one of the following balance sheet categories (including derivatives):

•

Held-for-trading financial assets and liabilities that are initially measured at fair value and where subsequent changes in fair value are recognized in the consolidated statements of operations.

•

Available-for-sale financial assets that are initially measured at fair value and where subsequent changes in fair value are recognized in other comprehensive income until the instrument is derecognized or impaired at which time the amount would be recorded in net earnings; or

•

Held-to-maturity investments, loans and receivables, or other financial liabilities - all of which are initially measured at cost and where subsequent changes in cost are amortized utilizing the effective interest rate method.

In accordance with this new standard, the Company classified financial instruments as follows:

•

Cash and cash equivalents were classified as held-for-trading and accordingly carried at their fair values;

•

Accounts and other receivables were classified as loans and receivables and are currently recorded at their amortized cost.

•

Accounts payable and accrued liabilities were classified as other financial liabilities and are currently carried at their amortized cost.

The classification of the financial instruments as at September 1, 2007 and their subsequent changes to August 31, 2008 have resulted in no material gains or losses that require separate presentation in other comprehensive income (loss) or recognition in earnings (loss).

Transaction costs that are directly attributable to the issuance of financial assets or liabilities are accounted for as part of the carrying value at inception, and are recognized over the term of the assets or liabilities using the effective interest method.

		(iii)	Hedging (Section 3865):
This standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company does not have any hedges.

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2008, 2007 and 2006

2.	Significant accounting policies (continued):
	(n)	Adoption of new accounting policies (continued):
		(iv)	Comprehensive Income (Section 1530):

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events from non-owner sources.  This standard requires that certain gains and losses which would otherwise be recorded as part of net earnings be presented in “other comprehensive income” until it is considered appropriate to recognize them into net earnings.  This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as other financial statements.  This standard has had no material impact on these consolidated financial statements.

		(v)	Equity (Section 3251):

This Section establishes standards for the presentation of changes in equity that arise as a result of the adoption of comprehensive income, financial instruments - recognition and measurement, and hedges (Sections 1530, 3855 and 3865).  It establishes standards for the presentation of accumulated other comprehensive income, which is comprised of all components of other comprehensive income.  This standard had no material impact on the consolidated financial statements.

	(o)	Recently released Canadian accounting standards:
(i)

The CICA has issued new accounting standards Section 3862, Financial Instruments - Disclosures and Section 3863, Financial Instruments - Presentation which replaces Section 3861 Financial Instruments - Disclosure and Presentation.  The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed.  The new presentation standard carries forward the existing presentation requirements.  These new standards apply to the Company’s interim and annual financial statements for its fiscal year ending August 31, 2009.  The Company is evaluating the impact that the adoption of Section 3862 and Section 3863 will have on its consolidated financial statements.

(ii)

Effective September 1, 2008, the Company will adopt new accounting standard Section 1535, Capital Disclosures, which requires companies to disclose their objectives, policies and processes for managing capital.  In addition, disclosures are to include whether companies have complied with externally imposed capital requirements and, if not in compliance, the consequences of such non-compliance.  The Company is evaluating the impact that the adoption of Section 1535 will have on its consolidated financial statements.

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2008, 2007 and 2006

2.	Significant accounting policies (continued):
(o) Recently released Canadian accounting standards (continued):
(iii) International Financial Reporting Standards (IFRS):

In 2006, the Canadian Accounting Standards Board (AcSB) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP.  The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of September 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended August 1, 2010.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

(iv) CICA 3064 Goodwill and Intangible Assets:

In February 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Intangible Assets, and Section 3450, Research and Development Costs.  Section 3064 establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets.  This new standard applies to the Company’s  interim and annual financial statements for its fiscal year ending August 31, 2010.

3.	Mineral properties and deferred exploration costs:
The Company acquires gold or other precious metal concessions through its own efforts or through the efforts of its subsidiaries. All of the Company’s concessions are located in Tanzania.

For each concession granted in Tanzania under a prospecting or a reconnaissance licence, the Company is required to carry out a minimum amount of exploration work before a mining licence can be granted for further development.  Commencing with the new mining act issued in Tanzania in 1998, a prospecting licence is issued for a period of up to three years and renewable two times for a period up to two years each.  At each renewal at least 50% of the remaining area is relinquished.  A reconnaissance licence is issued for two year and renewed for a period not exceeding a year.  All prospecting licences are granted subject to an annual rental fee of not more than US$50 per square kilometer payable to the government of Tanzania, a minimum exploration work commitment, and employment and training of Tanzanians.  In addition, the government of Tanzania imposes a royalty on the gross value of all production at the rate of 3% of all gold produced.

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2008, 2007 and 2006

3.	Mineral properties and deferred exploration costs (continued):
	The continuity of expenditures on mineral properties is as follows:

		Itetemia Project (a)	Luhala Project (b)	Kigosi (c)	Lunguya (d)	Kanagele (e)	Tulawaka (f)	Ushirombo (g)	Mbogwe (h)	Biharamulu (i)	Other (j)	Total

	Balance, August 31, 2005	$ 5,906,131	$ 3,147,878	$ 1,827,652	$ 2,793,161	$ 1,238,148	$ 1,429,503	$ 352,636	$ 788,155	$ 501,909	$ 1,754,102	$ 19,739,275
	Exploration expenditures:
	Camp, field supplies and travel	7,861	82,544	250	3,110	2,969	3,172	1,811	-	7,426	67,525	176,668
	Exploration and field overhead	32,321	361,174	14,989	29,337	19,279	20,898	9,446	5,116	40,652	488,818	1,022,030
	Geological consulting and field wages	2,882	-	-	-	-	-	-	-	-	-	2,882
	Geophysical and geochemical	3,413	231,846	-	47	41,600	875	77	-	4,174	194,280	476,312
	Property acquisition costs	13,098	116,462	17,404	-	58,433	11,729	-	13,098	-	249,817	480,041
	Parts and equipment	-	114	-	-	-	-	-	-	-	-	114
	Trenching and drilling	470,995	177,764	-	379	8,563	-	-	-	-	49,348	707,049
	Recoveries	(43,660)	-	(77,610)	-	-	(87,531)	-	(43,660)	(67,560)	-	(320,021)
		486,910	969,904	(44,967)	32,873	130,844	(50,857)	11,334	(25,446)	(15,308)	1,049,788	2,545,075

	Write-offs	-	(37,993)	(34,401)	-	(291,480)	(423,377)	(363,970)	-	-	(539,181)	(1,690,402)

	Balance, August 31, 2006	6,393,041	4,079,789	1,748,284	2,826,034	1,077,512	955,269	-	762,709	486,601	2,264,709	20,593,948
	Shares issued for mineral properties interest	-	-	925,124	-	-	-	-	-	-	-	925,124
	Exploration expenditures:
	Camp, field supplies and travel	-	13,077	157,810	-	-	-	11,510	1,593	-	66,050	250,040
	Exploration and field overhead	17,454	83,156	927,100	8,706	5,631	40,081	97,695	23,782	7,612	146,591	1,357,808
	Geological consulting and field wages	-	-	-	-	-	-	-	-	-	(11,233)	(11,233)
	Geophysical and geochemical	267	62,821	89,995	-	738	14,291	(414)	524	19,835	127,171	315,228
	Property acquisition costs	-	71,801	4,178	-	57,118	13,995	-	-	-	245,856	392,948
	Parts and equipment	-	1,304	-	-	-	-	-	-	-	-	1,304
	Trenching and drilling	(10,514)	1,527	286,486	-	-	-	14,542	8,403	-	10,382	310,826
	Recoveries	(83,404)	(80,321)	-	-	-	(92,670)	-	-	(154,938)	-	(411,333)
		(76,197)	153,365	2,390,693	8,706	63,487	(24,303)	123,333	34,302	(127,491)	584,817	3,130,712

	Write-offs	-	-	(77,479)	-	-	(54,210)	(123,333)	(334,538)	(10,802)	(664,671)	(1,265,033)

	Balance, August 31, 2007	6,316,844	4,233,154	4,061,498	2,834,740	1,140,999	876,756	-	462,473	348,308	2,184,855	22,459,627
	Exploration expenditures:
	Camp, field supplies and travel	-	-	312,588	13,163	6,311	-	4,004	1,015	3,497	65,647	406,225
	Exploration and field overhead	-	6,344	895,209	40,114	14,770	31,636	25,037	18,681	19,091	223,454	1,274,336
	Geological consulting and field wages	-	-	-	-	-	-	-	-	-	-	-
	Geophysical and geochemical	-	-	179,631	3,813	9,988	603	9,512	3,277	2,883	99,548	309,255
	Property acquisition costs	-	-	19,260	-	47,711	14,077	-	-	-	298,176	379,224
	Parts and equipment	-	-	-	-	-	-	-	-	-	-	-
	Trenching and drilling	-	-	594,400	-	-	-	-	-	-	-	594,400
	Recoveries	(108,533)	(123,451)	-	-	-	(59,440)	-	-	(98,822)	-	(390,246)
		(108,533)	(117,107)	2,001,088	57,090	78,780	(13,124)	38,553	22,973	(73,351)	686,825	2,573,194

	Write-offs	-	-	(31,220)	(129,566)	(6,801)	(190,020)	-	(8,472)	(256,438)	(49,961)	(672,478)

	Balance, August 31, 2008	$ 6,208,311	$ 4,116,047	$ 6,031,366	$ 2,762,264	$ 1,212,978	$ 673,612	$ 38,553	$ 476,974	$ 18,519	$ 2,821,719	$ 24,360,343

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2008, 2007 and 2006

3.	Mineral properties and deferred exploration costs (continued):
The Company assessed the carrying value of mineral properties and deferred exploration costs as at August 31, 2008 and recorded a write-down of $ 672,478.
	(a)	Itetemia Project:
The Itetemia property consists of nine (2007 - eight) contiguous prospecting licences. Collectively, the Company refers to these concessions as the Itetemia Project.
One prospecting licence is subject to a 3% net smelter royalty.

The Company acquired a 90% interest in another of the prospecting licences through an agreement with the State Mining Corporation (Stamico) dated July 18, 1994.  Stamico retains a 2% royalty interest as well as a right to earn back an additional 20% interest in the prospecting licence by meeting 20% of the costs required to place the property into production.  The Company retains the right to purchase one-half of Stamico’s 2% royalty interest in exchange for US$1,000,000.

The Company is required pay to Stamico an annual option fee of US$15,000 for each of 2006 and 2007 and US$20,000 each year thereafter to Commercial Production provided Commercial Production commences by December 31, 2007.  As expected, Commercial Production did not commence by December 31, 2007.  The annual option fee was renegotiated to $25,000 per annum until commercial production.

One (now two) of the licenses is subject to an option agreement with Barrick Exploration Africa Ltd. (BEAL) (note 3(k)).

In January 2007 the Company concluded an option royalty agreement with Sloane Developments Ltd. (Sloane), a UK-based company for its Itetemia and Luhala gold projects.  Under the option agreement, the Company granted Sloane the right to earn a beneficial interest ranging from 90 to 100% in ten (now eleven) prospecting licenses in the Lake Victoria greenstone belt of Tanzania by incurring $1 million in expenditures on the licenses on or before the second anniversary date.  Six of these licenses comprise the Luhala Project (all 100%) while the remaining four (now 5) licenses constitute the Itetemia Project (all 90%).

	(b)	Luhala Project:
The Luhala property consists of six (2007 - six) contiguous prospecting licences. Collectively, the Company refers to these concessions as the Luhala Project.

During the years ended August 31, 2001 and 2000, the Company entered into option agreements to acquire three additional licences, named Shilalo, Ngobo and Sima.  For Shilalo, the Company has made payments totaling US$16,000, for Ngobo, the Company has made payments totalling US$120,000, and for Sima, has made payments totaling US$84,000 in order to maintain the options.  The vendor in each case retains a 2% net smelter return royalty, of which the Company may buy back, in each case, one-half (i.e., 1%) for US$1,000,000.

For the Shilalo licence, the vendor retains a 2% net smelter return royalty, of which the Company may buy back one-half (i.e., 1%) for US$250,000.
During the year ended August 31, 2008, the Company did not abandon any licenses and therefore no write off was taken for this property (2007 - nil) (2006 - $37,994).
Luhala forms part of the agreement entered into with Sloane (note 3(a)).

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2008, 2007 and 2006

3.	Mineral properties and deferred exploration costs (continued):
	(c)	Kigosi:

The Kigosi property consists of twenty (2007 - nineteen) prospecting licences.  The Company has a 100% interest in two of the licences and, through prospecting and mining option agreements entered into in the 2003 fiscal year has options to acquire between 51% to 90% interests in the other licences.  The Company must make payments totalling US$162,000 over eight years (US$90,000 paid to date with the balance required as follows: 2009 - US$22,000; 2010 - US$24,000, 2011 - US$26,000) and is required to fund all costs of exploration of the properties in order to maintain the options.

During the year ended August 31, 2008, the Company abandoned certain licences in the area and wrote off $31,220 (2007 - $77,479) (2006 - $34,401) of costs related to the abandoned area.

The Company entered into a Purchase and Sale Agreement with Ashanti Goldfields (Cayman) Limited (Ashanti) dated September 26, 2006 for the repurchase of its rights to the Kigosi property, including all related camp and equipment, along with the purchase of a non-associated property, the Dongo, from Ashanti.

The acquisition will be satisfied by the issuance to Ashanti a total of 180,058 common shares of the Company in two tranches and subject to certain conditions set out below.  The two tranches consist of (i) the issuance of 160,052 common shares which were issued in consideration of the transfer to the Company of the Kigosi Rights, as defined in the Agreement, and (ii) subject to receipt of ministerial consent from the Tanzanian government to the transfer from Ashanti to the Company of the Dongo Rights, as defined in the Agreement, the issuance to Ashanti of 20,006 common shares of the Company.  As at August 31, 2008, the issuance of 20,006 common shares remains outstanding.

	(d)	Lunguya:

The Lunguya property consists of nine (2007 - ten) prospecting licenses.  Through prospecting and mining option agreements the Company has options to acquire interests ranging from 60% to 75% in the licences.  To maintain the options, the Company is required to meet certain expenditure requirements and fund all exploration costs of the properties.

During the year ended August 31, 2008, the Company abandoned certain licences in the area and wrote off $129,566 (2007 and 2006 - nil) of costs related to the abandoned area.

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2008, 2007 and 2006

3.	Mineral properties and deferred exploration costs (continued):
	(e)	Kanagele:

The Kanagele property consists of eleven (2007 - ten) prospecting licences.  In 2002, the Company entered into an option agreement requiring payments totaling US$72,000 over eight years (US$49,000 paid to date) in exchange for a 90% interest in three prospecting licence and an option to purchase the remaining 10% upon production decision.  In 2004, the Company entered into an option agreement for one prospecting license requiring payments of US$145,000 (US$60,000 paid to date) over nine years.

In 2005, the Company entered into two agreements for two prospecting licenses for an 85% interest requiring payments of US$173,000 over six years (US$80,000 paid to date). The Company has options to acquire a 65% interest in the other licences acquired through prospecting and option agreements.  The Company is required to fund all exploration costs of the properties.

During the year ended August 31, 2008, the Company abandoned certain licences in the area and wrote off $6,801 (2007 - nil) (2006 - $291,480).
	(f)	Tulawaka:

The Tulawaka property consists of eleven (2007 - eight) prospecting licences.  The Company owns four of the licences and has options to acquire interests ranging from 65% to 90% in the other licences through prospecting and option agreements.  Three licences are subject to an option agreement with MDN Inc. (MDN) (formerly Northern Mining Explorations Ltd.) (note 3(l)).

During the year ended August 31, 2003, the Company entered into a prospecting mining option agreement to acquire a 90% interest in a prospecting license.  The Company must make payments of US$117,000 over eight years, (US$55,000 paid to date with the balance required as follows:  2009 - US$14,000; 2010 - US$15,000; 2011 - US$16,000; 2012 - US$17,000) and is required to fund all exploration costs of property to maintain its option.

During the year ended August 31, 2008, the Company abandoned certain licences in the area and wrote-off $190,020 (2007 - $54,210) (2006 - $423,377) of costs related to the abandoned area.
	(g)	Ushirombo:

The Ushirombo property consists of seven (2007 - four) prospecting licences.  The Company holds 100% interest in one of these licences and through prospecting and option agreements has options to acquire interests ranging from 65% to 80% in the other three licences.  The Company is required to fund all exploration costs of the properties.

During the year ended August 31, 2008, the Company did not abandon any licences in the area and therefore no write off was taken in this area (2007 - $123,333) (2006 - $363,970) of costs related to the abandoned area.

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2008, 2007 and 2006

3.	Mineral properties and deferred exploration costs (continued):
	(h)	Mbogwe:

The Mbogwe property consists of six (2007 - seven) prospecting licences.  The Company, through prospecting and option agreements, has options to acquire interests ranging from 51% to 80% in these licences.  The Company is required to fund all exploration costs of the properties.

		During the year ended August 31, 2008, the Company abandoned certain licences in the area and wrote-off $ 8,472 (2007 - $334,538) (2006 - nil) of costs related to the abandoned area.
	(i)	Biharamulo:

The Biharamulo property consists of five (2007 - seven) prospecting licences.  The Company has options to acquire interests ranging from 51% to 65% in the other licences.  The Company is required to fund all exploration costs of the properties.  Three of the licences are subject to the option agreement with MDN (note 3(l)).

		During the year ended August 31, 2008, the Company abandoned certain licences in the area and wrote-off $256,438 (2007 - $10,802) (2006 - nil) of costs related to the abandoned area.
	(j)	Other:

The Company has options to acquire interests in these properties ranging from 51% to 100%.  To maintain these options and licences, the Company must make the following future payments to maintain its options:

		2009	$377,500
		2010	410,500
		2011	422,500
		2012	227,000
		2013	182,000
		Thereafter	21,000

		During the year ended August 31, 2008, the Company abandoned certain licences in these areas and wrote-off $49,961 (2007 - $664,671) of costs related to the abandoned area.

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2008, 2007 and 2006

3.	Mineral properties and deferred exploration costs (continued):
	(k)	Joint venture with BEAL:

BEAL had the option to acquire the total rights, titles and interests of the Company in prospecting licences in various properties, herein called the BEAL project.  In exchange for this option, BEAL paid US$100 to the Company.  To maintain and exercise the option, BEAL was required to incur US$250,000 in exploration and development costs on the BEAL project within a year of closing the agreement (completed), and thereafter, BEAL must expend US$50,000 each year for each retained prospecting licence.  In addition, BEAL must make US$40,000 annual payments to the Company for each retained prospecting licence in December 2006 and subsequent years.

Within thirty days after commercial production, BEAL must pay the Company US$1,000,000 and an additional US$1,000,000 on each of the next two years.  BEAL will also pay the owner of the licence 1.5% of net smelter returns.

The Company has received from BEAL notices of relinquishment for all rights, titles, and interests in all but one (now two) prospecting license included in the option agreement.
As at August 31, 2008 the two prospecting licences in the BEAL project are located at Itetemia.
	(l)	Option Agreement with MDN:

On January 20, 2003, as amended on March 18, 2003 and January 9, 2007, the Company entered into an agreement with MDN granting MDN the exclusive option to acquire the total rights, titles and interests of the Company in certain prospecting licences.  To maintain and exercise the option, MDN has made annual payments for each retained prospecting licence, incurred minimum exploration and development expenditures and certain drilling requirements, undertake all obligations of the Company in respect of the licences and complete a feasibility study by December 31, 2009.  Upon exercise of the option, the Company shall retain a net smelter return royalty fluctuating between 0.5% to 2% depending on the price of gold.

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2008, 2007 and 2006

4.	Equipment and leasehold improvements:

	2008	Cost	Accumulated amortization	Net book value

	Drilling equipment	$557,699	$131,087	$426,612
	Automotive equipment under capital lease	214,712	47,429	167,283
	Automotive	215,792	133,329	82,463
	Computer equipment	115,742	92,024	23,718
	Machinery and equipment	179,525	86,504	93,021
	Leasehold improvements	6,719	5,802	917

		$1,290,189	$496,175	$794,014

	2007	Cost	Accumulated amortization	Net book value

	Drilling equipment	$569,260	$93,136	$476,124
	Automotive equipment under capital lease	214,712	35,480	179,232
	Automotive	174,244	116,009	58,235
	Computer equipment	114,014	83,963	30,051
	Machinery and equipment	143,528	75,735	67,793
	Leasehold improvements	6,874	5,517	1,357

		$1,222,632	$409,840	$812,792

5.	Obligations under capital lease:
	During the year, the Company has continued to finance two vehicles under capital lease arrangements. Future minimum lease obligations are due as follows:

	2009		$ 47,169
	2010		40,213

	Net minimum lease payments (US$82,087)		87,382
	Less amount representing interest at 9.75%		(5,321)

	Present value of net minimum capital lease payments		82,061
	Current portion		(43,626)

			$ 38,435

	Interest of $8,942 (2007 - $14,687; 2006 - $17,242) relating to obligations under capital lease has been included in interest expense.

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2008, 2007 and 2006

6.	Income taxes:
Substantially all differences between actual income tax recovery of nil (2007 - nil; 2006 - nil; 2005 - $647,565) and the expected income tax recovery relate to losses not recognized for tax purposes.
The tax effects of significant temporary differences which would comprise tax assets and liabilities at August 31, 2008 and 2007 are as follows:

2008	2007

Future income tax assets:
Equipment	$57,000	$72,000
Non-capital losses for tax purposes	5,278,000	4,685,000
Capital losses for tax purposes	32,000	39,000
Resource related deductions carried forward	2,242,000	2,114,000
7,609,000	6,910,000

Valuation allowance	(7,609,000)	(6,910,000)

Net future income tax assets	$-	$-

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  In assessing the recoverability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized.  The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible.

At August 31, 2008, the Company has non-capital losses for Canadian income tax purposes of approximately $8,584,000, which are available to carry forward to reduce future years’ taxable income.  These income tax losses expire as follows:

2009	$733,000
2010	1,508,000
2014	915,000
2015	997,000
2026	1,711,000
2027	1,388,000
2028	1,332,000

$8,584,000

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2008, 2007 and 2006

6.	Income taxes (continued):
	The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax expense is:

		2008	2007	2006

	Combined basic Canadian federal and provincial statutory income tax rates including surtaxes	30.4%	35.0%	35.0%

	Statutory income tax rates applied to accounting income	$(1,123,000)	$(1,372,000)	$(1,514,000)

	Increase (decrease) in provision for income taxes:
	Valuation allowance	699,000	817,000	402,000
	Foreign tax rates different from statutory rate	7,000	107,000	124,000
	Permanent differences and other items	206,000	261,000	787,000
	Loss expired in year	211,000	187,000	201,000
		1,123,000	1,372,000	1,514,000

	Recovery (provision) for income taxes	$-	$-	$-

	Effective rate of income taxes	0%	0%	0%

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2008, 2007 and 2006

7.	Share capital:
	(a)	Authorized:

The Corporation’s Restated Articles of Incorporation authorize the Corporation to issue an unlimited number of common shares.  As of January 9, 2008 the Board resolved that the Corporation authorize for issuance up to a maximum of 96,000,000 common shares, subject to further resolutions of the Company’s Board of Directors.

	(b)	Issued common shares, warrants and share subscriptions:

			Number of shares	Amount

		Balance, August 31, 2005	84,776,054	$44,839,796
		Issued for cash	793,468	5,513,979
		Issued for share subscriptions previously received	379,053	813,828
		Stock options exercised	292,500	229,675

		Balance, August 31, 2006	86,241,075	51,397,278
		Issued for cash	129,599	750,000
		Issued for share subscriptions previously received	110,525	750,000
		Stock options exercised	75,000	59,250
		Issued pursuant to Restricted Stock Unit plan	32,242	231,627
		Issued for mineral property acquisition	160,052	925,124

		Balance, August 31, 2007	86,748,493	54,113,279
		Issued for private placements (note 7(b))	1,031,695	5,724,997
		Issued pursuant to share subscriptions agreement (note 7(b))	271,374	1,500,000
		Issued pursuant to Restricted Shares Unit Plan (note 7(d))	62,790	367,124

		Balance, August 31, 2008	88,114,352	$61,705,400

On August 8, 2006 the Company entered into a private placement subscription agreement with the Chairman and CEO for the purchase of an aggregate of $3,000,000 worth of common shares of the Company in eight separate quarterly tranches of $375,000 each.  The initial quarterly period commenced February 1, 2007.  From February 1, 2007 to August 31, 2008, 400,973 shares were issued for proceeds of $2,250,000 to the Company and at August 31, 2008 there are two tranches that have not been issued.

On October 26, 2007, the Company completed a private placement subscription agreement with the Company’s chairman and CEO for 347,222 common shares at a price of $5.76 per share, resulting in gross proceeds of $2,000,000 to the Company.

On February 19, 2008, the Company completed a private placement subscription agreement with the Company’s chairman and CEO for 167,196 common shares at a price of $5.98 per share, resulting in gross proceeds of $1,000,000 to the Company.

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2008, 2007 and 2006

7.	Share capital (continued):
	(b)	Issued common shares, options and share subscriptions (continued):

On May 14, 2008, the Company completed a private placement subscription agreement with the Company’s chairman and CEO for 332,434 common shares at a price of $5.19 per share, resulting in gross proceeds of $1,725,000 to the Company.

On August 7, 2008, the Company completed a private placement subscription agreement with the Company’s chairman and CEO for 184,843 common shares at a price of $5.41 per share, resulting in gross proceeds of $1,000,000 to the Company.

	(c)	Employee stock ownership plan:

On May 1, 2003, the Company established a non-leveraged employee stock ownership plan (ESOP) for all eligible employees, consultants, and directors.  The Company matches 100 percent of participants’ contributions up to 5 percent of the participants’ salaries and 50 percent of participants’ contributions between 6 percent and 30 percent of the participants’ salaries.  All contributions vest immediately.  ESOP compensation expense for the year ended August 31, 2008 was $62,568 (2007 - $62,216) and is included in salaries and benefits expense.

	(d)	Restricted share units:

During 2006, the Company received shareholder approval to institute a Restricted Stock Unit (RSU) Plan.  The Plan is designed to compensate employees and directors for their service to the Company.  Of the 500,000 shares available under the plan, 95,032 shares have been issued as at August 31, 2008.  327,406 RSUs (2007 - 179,037) have been granted as of August 31, 2008.  Total stock-based compensation expense related to the issue of restricted stock was $455,893 (2007 - $408,414).

	(e)	Contributed surplus:

	Balance, August 31, 2006	$134,133
	Stock-based compensation	408,415
	Shares issued pursuant to Restricted Share Unit Plan (note 7(d))	(231,627)

	Balance, August 31, 2007	310,921
	Stock-based compensation	455,893
	Shares issued pursuant to Restricted Share Unit Plan (note 7(d))	(367,124)

	Balance, August 31, 2008	$399,690

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2008, 2007 and 2006

8.	Related party transactions:

During the year ended August 31, 2008, $437,567 (2007 - $379,584) was paid or payable by the Company to directors for directors’ fees.  Directors were paid $112,898 (2007 - $102,473) in cash and $303,883 (2007 - $260,312) in non-cash equivalent RSUs.

The Company engages a legal firm for professional services in which one of the Company’s directors is a partner.  During the year ended August 31, 2008, the legal expense charged by the firm was $152,583 (2007 - $82,404), of which $20,761 remains payable at year end.

At August 31, 2008, the Company has a payable of $10,478 to Mr. J. Sinclair, the Company’s CEO.

9.	Commitments:

In addition to the property payments committed to by the Company to maintain options in certain prospecting and mining option agreements (note 3), the Company is committed to rental payments of approximately $13,860 for premises in 2009.

10.	Subsequent events:

On October 10, 2008, the Company completed a private placement subscription agreement with the Company’s chairman and CEO for 327,225 common shares at a price of $3.056 per share, resulting in gross proceeds of $1,000,000 to the Company.

The Company entered into a private placement subscription agreement with Van Tongeren Management LLC dated October 29, 2008 to issue 352,381 common shares at a price of $2.10 per share for total proceeds of $740,000.  The proposed private placement is subject to regulatory approval.

11.	Reconciliation between Canadian and United States generally accepted accounting principles:

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP).  A description of United States generally accepted accounting principles (US GAAP) and rules prescribed by the United States Securities and Exchange Commission (SEC) that result in material measurement differences from Canadian GAAP follows:

(a) Mineral property and deferred exploration cost:
Under Canadian GAAP, the Company capitalizes mineral property acquisition and exploration costs as described in note 2(e).

For US GAAP purposes, exploration and land use costs on mineral properties are expensed as incurred for US GAAP purposes, until commercially minable deposits are determined to exist within a particular property.  Property acquisition costs are capitalized as incurred and are subject to impairment analysis on occurrence of a triggering event, which is effectively a negative event that differs from the Company’s original expectations made at the time of the acquisition.  Such acquisition costs will be amortized on a unit of production basis once production commences.

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2008, 2007 and 2006

11.	Reconciliation between Canadian and United States generally accepted accounting principles (continued):
	(a)	Mineral property and deferred exploration cost (continued):

For Canadian GAAP purposes, cash flows relating to mineral property exploration and land use costs are reported as investing activities in the consolidated statements of cash flows.  For US GAAP purposes, these costs would be characterized as operating activities in the consolidated statements of cash flows.

During the years ended August 31, 2008, 2007 and 2006, the Company wrote down mineral property and deferred exploration costs in its consolidated financial statements prepared in accordance with Canadian GAAP (note 3).  The mineral property exploration costs incurred would previously have been expensed for US GAAP and, as such, have been added back to loss from operations under US GAAP for the years ended August 31, 2008, 2007 and 2006.

	(b)	Income taxes:

As described in note 2(h), the Company follows the asset and liability method of accounting for income taxes.  This is consistent with the method used for US GAAP purposes.  However, differences to amounts recorded for future income taxes arose in prior years on the application of US GAAP to the financial statements due to the differences in accounting for mineral property exploration and land use costs.

	(c)	Stock-based compensation:

The Company adopted the recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation on September 1, 2002.  The Financial Accounting Standards Board Statement No. 123, Accounting for Stock-Based Compensation (SFAS 123) became effective for US GAAP purposes for fiscal years beginning after December 15, 1995.  The Financial Accounting Standards Board Statement No. 123R, Share-Based Payments (SFAS 123R) became effective for the Company commencing September 1, 2005.  SFAS 123R replaces SFAS 123 and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees (APB Opinion No. 25).

As allowed by SFAS 123, the Company continued to follow the intrinsic value principles of APB Opinion 25, up to August 31, 2005, in measuring compensation expense for employee options.  Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market value of the stock at the measurement date, which is generally the grant date, over the amount an employee must pay to acquire the stock.  The application of APB 25 resulted in compensation expense of $61,850 being recognized for stock-based compensation plans for employees prior to August 31, 2001, and no material expense for any of the other periods presented up to August 31, 2005.  On September 1, 2005, the Company adopted SFAS 123R for US GAAP purposes, which requires the cost of employee services received in exchange for an award of equity instruments to be based on the grant-date fair value of the award.  The accounting for employee awards under SFAS 123R is similar to the Company’s accounting policy for Canadian GAAP purposes, and, as such, a GAAP difference does not arise during the year ended August 31, 2006 and there is no cumulative effect on adoption on September 1, 2005.

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2008, 2007 and 2006

11.	Reconciliation between Canadian and United States generally accepted accounting principles (continued):
	(c)	Stock-based compensation (continued):

SFAS 123 and SFAS 123R require the fair value of the stock options granted to non-employees to be expensed.  During the years ended August 31, 2007, 2006 and 2005, no options to non-employees were granted or vested, and accordingly, no expense was recognized for non-employee stock options.

		The cumulative effect of stock options granted to non-employees for the period from implementation of SFAS 123 to August 31, 2002 would have been a $393,078 increase in the deficit and share capital.

With respect to escrowed shares, US GAAP generally considers escrowed shares to be a compensatory arrangement between the Company and the holder of the shares.  Accordingly, the difference between the market value of escrowed shares at the time the shares are eligible for release from escrow and the consideration paid or payable on the issue of the shares is recognized and charged to operations as compensation expense in the period the escrowed shares are eligible for release from escrow.

5,000,000 common shares of the Company held in escrow at August 31, 2002 became eligible for release during fiscal 2003.  Based on the market price at that time, $2,300,000 was charged to operations for US GAAP purposes in 2003.  No charge was made or required under Canadian GAAP.

	(d)		Reconciliation:
	The effect of the measurement differences between Canadian GAAP and US GAAP on the consolidated balance sheets and statements of operations and cash flows is summarized as follows:
	(i) Assets:
		2008	2007

	Assets, under Canadian GAAP	$26,965,294	$25,421,472
	Adjustment for mineral properties and deferred exploration (note 11(a))	(17,920,940)	(15,880,555)

	Assets, under US GAAP	$9,044,354	$9,540,917

(ii) Share capital and share subscriptions received:
	2008	2007

Share capital and share subscriptions received, under Canadian GAAP	$61,705,400	$56,458,250
Adjustment for stock-based compensation for employees (note 11(c))	61,850	61,850
Adjustment for stock-based compensation for non-employees (note 11(c))	393,078	393,078
Adjustment for escrow shares (note 11(c))	2,300,000	2,300,000

Share capital and share subscriptions received, under US GAAP	$64,460,328	$59,213,178

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2008, 2007 and 2006

11.	Reconciliation between Canadian and United States generally accepted accounting principles (continued):
	(d)	Reconciliation (continued):
		(iii) Deficit:

				2008	2007

	Deficit, under Canadian GAAP			$(35,724,634)	$(32,026,589)
	Adjustment for stock-based compensation for employees (note 11(c))			(61,850)	(61,850)
	Adjustment for stock-based compensation for non-employees (note 11(c))			(393,078)	(393,078)
	Adjustment for escrow shares (note 11(c))			(2,300,000)	(2,300,000)
	Adjustment for mineral property exploration costs (note 11(a))			(17,920,940)	(15,880,555)

	Deficit, under US GAAP			$(56,400,502)	$(50,662,072)
			(iv) Loss and loss per share:

			Years ended August 31,
			2008	2007	2006

		Loss for the year, under Canadian GAAP	$(3,698,045)	$(3,921,469)	$(4,326,722)
		Adjustment for mineral property exploration costs (note 11(a))	(2,040,385)	(2,150,304)	(1,356,359)

		Loss for the year, under US GAAP	$(5,738,430)	$(6,071,773)	$(5,683,081)

		Basic and diluted loss per share, under US GAAP	$(0.07)	$(0.07)	$(0.07)

		Weighted average number of shares outstanding	87,372,662	86,486,098	85,666,361

			(v) Cash flows:

			Years ended August 31,
			2008	2007	2006

		Cash used in operating activities, under Canadian GAAP	$(2,633,434)	$(2,480,485)	$(2,075,770)
		Adjustment for mineral properties and deferred exploration (note 11(a))	(2,319,401)	(2,324,338)	(2,545,075)

		Cash used in operating activities, under US GAAP	$(4,952,835)	$(4,804,823)	$(4,620,845)

		Cash used in investing activities, under Canadian GAAP	$(2,622,982)	$(2,202,358)	$(2,585,522)
		Adjustment for mineral properties and deferred exploration (note 11(a))	2,319,401	2,324,338	2,545,075

		Cash provided by (used in) investing activities, under US GAAP	$(303,581)	$121,980	$(40,447)

TANZANIAN ROYALTY EXPLORATION CORPORATION (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended August 31, 2008, 2007 and 2006

11.	Reconciliation between Canadian and United States generally accepted accounting principles (continued):
	(e)	New accounting pronouncements:
(i)

On September 1, 2007, for US GAAP purposes, the Company adopted FASB Interpretation No. 48, Accounting for Uncertainties and Income Taxes (FIN 48).  FIN 48 clarifies the accounting for uncertainties in income taxes and under SFAS 109, Accounting for Income Taxes by defining a criteria that an individual tax position must meet for any part of the benefit of that position to be recognized in an enterprise's financial statements.  Additionally, it provides guidance on measurement, derecognition, classification, interests and penalties, accounting in interim periods, disclosure and transition.  The Company recognizes interest expense and penalties related to income tax uncertainty in the statement of operations, comprehensive loss and deficit.  There is no impact on the Company’s August 31, 2008 consolidated financial statements resulting from the adoption of FIN 48.

	(f)	Recent pronouncements:
(i)

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157).  SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements.  SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.  The Company has not yet determined the effect of adoption of SFAS 157.

(ii)

In February 2007, the FASB issued FAS No. 159 The Fair Value Option for Financial Assets and Financial Liabilities including and amendment of FASB Statement No. 115 FAS 159 which permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates.  A business entity is required to report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date.  This statement is expected to expand the use of fair value measurement, FAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and is applicable beginning in the Company’s first quarter ended November 30, 2008.  The Company is currently evaluating the impact that FAS 159 will have on its consolidated financial statements.

FIN 48 requires that interest expenses and penalties related to unrecognized tax benefits be recognized in the Statement of Operations.  FIN48 allows recognized interest and penalties to be classified as either income tax expense or another appropriate expense classification.  If the Company recognizes interest expense or penalties on future unrecognized tax benefits, they will be classified as income tax expense.

Tanzanian Royalty Exploration Corporation

Management’s Discussion and Analysis

Years ended August 31, 2008 and 2007

The Management’s Discussion and Analysis of Financial Condition and Results of Operation (“MD&A”) for Tanzanian Royalty Exploration Corporation (the “Company”) should be read in conjunction with the audited Consolidated Financial Statements for the years ended August 31, 2008 and 2007.

The financial information in the MD&A is derived from the Company’s Consolidated Financial Statements which have been prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts are expressed in Canadian dollars unless otherwise described. The effective date of this MD&A is November 27, 2008.

Overall Performance

As of August 31, 2008, the Company had Current Assets of $1,811,000 as compared to $2,149,000 on August 31, 2007.  The decrease of $338,000 in current assets is mainly attributed to decreases in cash and cash equivalents. Mineral Properties and Deferred Exploration costs amounted to $24,360,000 as of August 31, 2008, an increase of $1,900,000 as compared to a cost of $22,460,000 at August 31, 2007. The current year’s net expenditures on Mineral Property exploration is $2,573,000 (2007-$3,131,000) and the Company recovered $390,000 of exploration costs from its option partners in 2008 (2007-$411,000). The Company has also recorded a write-down in 2008 of $672,000 (2007 - $1,265,000) on mineral properties abandoned.

The Company has financed its operations and investments through the issuance of common shares.  During 2008, the Company raised $4,880,000 (2007 - $3,154,000) through the issuance of share capital and share subscriptions.

Selected Annual Information

	2008 August 31	2007 August 31	2006 August 31
Total Revenues	$0	$0	$0
Net Loss for the period	($3,698,045)	($3,921,469)	($4,326,722)
Basic and diluted loss per share	($0.04)	($0.05)	($0.05)
Total assets	$26,965,294	$25,421,472	$24,891,967
Total Long Term Financial Liabilities	$38,435	$75,912	$121,739
Cash dividends declared per share	$0	$0	$0

Results of Operations

The loss before income tax in 2008 was $3,698,000 a $223,000 decrease from last year’s loss before income taxes of $3,921,000. The decreased in loss before income taxes in 2008 was due to decreases of write off of mineral properties and deferred exploration costs of $593,000, offset by an increase in salaries and benefit expense of $381,000. The increase in salaries and benefit is due to the government of Tanzania implementing a minimum wage program in January 2008.

During the year, the Company earned $88,000 (2007 - Nil) of Consulting income from a service agreement entered into with Sloane Developments Ltd.  The Foreign exchange loss has decreased by $51,800 from $125,000 for the year ended August 31, 2007 to $74,000 for the year ended August 31, 2008 due to the strength of the Canadian dollar in 2008. There was no gain on sale of investment as the Company did not receive any option payments in shares.   Net interest earned decreased in 2008 by $5,000 as there was a decrease in cash and cash equivalent throughout the year.  During 2008, the Company has hired the Scowcroft Group to assist in identifying and negotiating partnership arrangements with qualified third parties.  This increased the consulting and management fee to $230,000.  Press release expense decreased by $38,000 to $17,000 due to a change in news wire distribution agency.

Property investigation costs was $83,000 for the year ended August 31, 2008.  The increase of $52,000 resulted from operations in areas where the Company has determined that it will not continue exploration.  Promotion and shareholder relations expense has decreased by $33,000 due to discontinuation of advertising in mining journals.  Transfer agent and listing fees increased from $129,000 in 2007 to $203,000 in 2008 due to four private placements during 2008.  In 2008, the directors’ fee increased by $58,000 and stock based compensation decreased by $29,000, due to an increase in new RSUs and directors fees.

For the years ended August 31, 2008 and 2007, the Company did not record any income tax expense or recovery.

Summary of Quarterly Results

	2008 August 31	2008 May 31	2008 February 29	2007 November 30	2007 August 31	2007 May 31	2007 February 28	2006 November 30
Total Revenues	$0	$0	$0	$0	$0	$0	$0	$0
Net Loss	($660,145)	($904,764)	($1,152,336)	($980,800)	($1,624,739)	($697,573)	($970,354)	($628,803)
Basic and diluted loss per share	($0.007)	($0.010)	($0.014)	($0.011)	($0.020)	($0.008)	($0.011)	($0.007)

There are two primary reasons for fluctuations in quarterly operating results.  If a property is deemed uneconomical it results in a write-off of the deferred exploration cost which can result in a large one-time loss. This explains the variation experienced in the quarters of 2008.  Another cause for quarterly fluctuations is the amount of new property investigations in a given quarter. Exploration costs associated with investigating properties are not deferred but rather are expensed as incurred.

Liquidity

Because the Company does not currently derive any production revenue from operations, its ability to conduct exploration and development work on its properties is largely based upon its ability to raise capital by equity funding. Throughout the year, the Company issued 271,374 shares in private placement tranches with Mr. Sinclair, Chairman and CEO of the Company in consideration for cash received of $1,500,000 ($750,000 of which was received in the prior year).  In addition, the Company has received $5,725,000 for share subscriptions for which 1,031,695 common shares were issued.

As of August 31, 2008 the Company’s working capital was $1,265,000 as compared to $1,546,000 on August 31, 2007.  As the Company’s mineral properties advance under various exploration agreements, option payments could increasingly play a role in funding exploration activities for our own account.

The following table sets out the Company’s known contractual obligations as of the latest fiscal year end:

Contractual Obligations	Payments Due by Period
	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Capital Lease	US$82,088(1)	US$44,311	US$37,777	Nil	Nil

 (1)        Includes finance charges

Capital Resources

The Company acquires gold and other mineral concessions through its own efforts or those of its subsidiaries.  All of the Company’s concessions are located in Tanzania.

For each concession granted in Tanzania under a prospecting or a reconnaissance licence, the Company is required to carry out a minimum amount of exploration work before a mining licence is granted for further development. There are no set work requirements to keep the concessions in good standing.   A prospecting licence is issued for a period of up to three years and they are renewable two times for a period up to two years each.  At each renewal, at least 50% of the area must be relinquished.  A reconnaissance license is issued for one year and renewed for a period not exceeding a year.  All prospecting licenses granted by the Tanzanian government are subject to an annual rental fee of not more than U.S. $50 per square kilometer, a minimum exploration work commitment, and employment and training of Tanzanians.  In addition, the government of Tanzania imposes a royalty on the gross value of all gold production at the rate of 3%.

Many of the Company’s mineral properties are being acquired over time by way of option payments.  It is at the Company’s option as to whether to continue with the acquisition of the mineral properties and to incur these option payments.  Current details of option payments required in the future if the Company elects to maintain its interest are as follows:

Option Agreement Obligations	Option Payments Due by Period (US$)
	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	$1,640,500	$377,500	$833,000	$409,000	$21,000

On August 8, 2006 the Company entered into private placement subscription agreement with James E. Sinclair, the Company’s Chairman and C.E.O. for the purchase of an aggregate of $3,000,000 worth of common shares of the Company in eight separate quarterly tranches of $375,000 each.  The initial quarterly period commenced February 1, 2007.  As at November 27, 2008 the Company has completed six (6) of the eight (8) tranche private placement:

(a)

May 28, 2007 – 66,254 common shares at a price at a price of $5.66 per share;

(b)

August 14, 2007 – 63,345 common shares at a price of $5.267 per share;

(c)

November 13, 2007 – 63,993 common shares at a price of $5.86 per share;

(d)

February 19, 2008 – 61,871 common shares at a price of $6.061 per share;

(e)

May 14, 2008 – 72,268 common shares at a price of $5.189 per share;

(f)

August 12, 2008 – 73,242 common shares at a price of $5.12 per share.

In addition, on August 7, 2008 the Company issued 184,843 common shares at a price of $5.41 per share for a $1,000,000 private placement pursuant to a subscription agreement dated July 15, 2008 with Mr. Sinclair.

In addition, on May 14, 2008, the Company issued 332,434 common shares at a price of $5.189 per share for a $1.725 million private placement pursuant to a subscription agreement dated May1, 2008 with Mr. Sinclair.

On February 19, 2008, the Company issued 167,196 common shares at a price of $5.981 per share for a $1 million private placement pursuant to a subscription agreement dated February 4, 2008 with Mr. Sinclair.

On October 26, 2007 the Company issued 347,222 common shares at a price of $5.76 per share for a $2 million private placement pursuant to a subscription agreement dated October 11, 2007 with Mr. Sinclair.

Although no assurance can be given, the Company believes it will be able to raise additional capital as required to fund its commitments.  In addition, if necessary, the Company could adjust the extent and timing of certain expenditures.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements.

Transactions with Related Parties

During the year ended August 31, 2008 $437,567(2007 - $379,584) was paid or payable by the Company to directors for directors’ fees.  Directors were paid $112,898 (2007 -$102,473) in cash and $303,883 (2007 - $260,312) in non cash equivalent RSUs.

The company engages a legal firm for professional services in which one of the Company’s directors is a partner.  During the year ended August 31, 2008, the legal expense charged by this firm was $152,583(2007 - $82,404), of which $20,761 remains payable at year end.

At August 31, 2008, the Company has a payable of $10,478 to Mr. J. Sinclair, the Company’s CEO.

Restricted Stock Unit Plan

The Board of Directors has implemented the RSU Plan under which employees and outside directors are compensated for their services to the Company.  Annual compensation for directors is $68,750 per year, plus $6,875 per year for serving on Committees, plus $3,437.50 per year for serving as Chair of a Committee.  At the election of each individual director, up to one-third of the annual compensation may be received in cash, paid quarterly.  The remainder of the director’s annual compensation (at least two-thirds, and up to 100%) will be awarded as Restricted Stock Units (“RSUs”) in accordance with the terms of the RSU Plan and shall vest within a minimum of one (1) year and a maximum of three (3) years, at the election of the director, subject to the conditions of the RSU Plan with respect to earlier vesting.

On May 20, 2008, 63,192 RSUs were granted to outside directors and 85,177 RSUs to inside directors and employees.  On April 28, 2008, 52,344 RSUs granted in 2007 to outside directors vested and 52,344 shares were issued to outside directors.  On May 12, 2008, 10,446 RSUs granted in 2006 vested and 6,964 shares were issued to an inside director and 3,482 shares were issued to an employee.

As at August 31, 2008, 223,176 units were outstanding, of which 18,800 RSUs are expected to vest on April 11, 2009.  As well, 50,782 RSUs are expected to vest on May 20, 2009.  For the year ended August 31, 2008, stock-based compensation expenses related to the issue of restricted stock to employees were $152,000 including $33,000 capitalized to mineral properties and deferred exploration expenditures compared to $148,000 for 2007.  Expenses related to the issue of restricted stock to directors were $303,883 and $260,312 in 2007.

Fourth Quarter

Net loss for the fourth quarter 2008 was $660,000 compared to $1,625,000 for the same period in the previous year.  The primary reason for the decrease in the loss was no write-off of mineral properties in the fourth quarter in 2008 compared to a write-off of $898,000 in the fourth quarter of 2007.  Professional fees were $99,000 and $168,000 for the fourth quarter 2008 and 2007, respectively.   The fees include accrual for the annual audit fee of $150,000.  The loss also included the RSU stock based compensation costs of $57,000 in the fourth quarter 2008 to employees and $118,000 to directors.  Salaries and benefit expense was $264,000 in the quarter ended August 31, 2008 as compared to $179,000 in 2007.  The increase was due to the minimum wage implementation in Tanzania.

Changes in Accounting Policies including Initial Adoption

Effective September 1, 2007, the Company adopted, on a prospective basis, the following new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA):

(i)

Accounting Changes (Section 1506):

This standard allows for voluntary changes in accounting policy only when such changes enhance the relevance and reliability of the financial statements and the comparability of those financial statements over time and with the financial statements of other entities.  The standard requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be correctly retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimate and errors on the financial statements.

Any impact that the adoption of Section 1506 will have on the results of operations and financial condition will depend on the nature of future accounting changes.  Its adoption has had no material impact on these consolidated financial statements.

(ii)

Financial Instruments - Recognition and Measurement (Section 3855):

This standard prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances.

Under Section 3855, financial statements must be initially classified into one of the following balance sheet categories (including derivatives):

•

Held-for-trading financial assets and liabilities that are initially measured at fair value and where subsequent changes in fair value are recognized in the consolidated statements of operations.

•

Available-for-sale financial assets that are initially measured at fair value and where subsequent changes in fair value are recognized in other comprehensive income until the instrument is derecognized or impaired at which time the amount would be recorded in net earnings; or

Held-to-maturity investments, loans and receivables, or other financial liabilities - all of which are initially measured at cost and where subsequent changes in cost are amortized utilizing the effective interest rate method.

In accordance with this new standard, the Company classified financial instruments as follows:

•

Cash and cash equivalents were classified as held-for-trading and accordingly carried at their fair values;

•

Accounts and other receivables were classified as loans and receivables and are currently earned at their amortized cost.

Accounts payable and accrued liabilities were classified as other financial liabilities and are currently carried at their amortized cost.

The classification of the financial instruments as at September 1, 2007 and their subsequent changes to August 31, 2008 have resulted in no material gains or losses that require separate presentation in other comprehensive income (loss) or recognition in earnings (loss).

Transaction costs that are directly attributable to the issuance of financial assets or liabilities are accounted for as part of the carrying value at inception, and are recognized over the term of the assets or liabilities using the effective interest method.

(iii)

 Hedging (Section 3865):

This standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed.  The Company does not have any hedges.

(iv)

Comprehensive Income (Section 1530):

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events from non-owner sources.  This standard requires that certain gains and losses which would otherwise be recorded as part of net earnings be presented in “other comprehensive income” until it is considered appropriate to recognize them into net earnings.  This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as other financial statements.  This standard has had no material impact on these consolidated financial statements.

(v)

Equity (Section 3251):

This Section establishes standards for the presentation of changes in equity that arise as a result of the adoption of comprehensive income, financial instruments - recognition and measurement, and hedges (Sections 1530, 3855 and 3865).  It establishes standards for the presentation of accumulated other comprehensive income, which is comprised of all components of other comprehensive income.  This standard had no material impact on the consolidated financial statements.

Recently released Canadian accounting standards:

(i)

The CICA has issued new accounting standards Section 3862, Financial Instruments - Disclosures and Section 3863, Financial Instruments - Presentation which replaces Section 3861 Financial Instruments - Disclosure and Presentation.  The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed.  The new presentation standard carries forward the existing presentation requirements.  These new standards apply to the Company’s interim and annual financial statements for its fiscal year ending August 31, 2009.  The Company is evaluating the impact that the adoption of Section 3862 and Section 3863 will have on its consolidated financial statements.

(ii)

Effective September 1, 2008, the Company will adopt new accounting standard Section 1535, Capital Disclosures, which requires companies to disclose their objectives, policies and processes for managing capital.  In addition, disclosures are to include whether companies have complied with externally imposed capital requirements and, if not in compliance, the consequences of such non-compliance.  The Company is evaluating the impact that the adoption of Section 1535 will have on its consolidated financial statements.

(iii)

International Financial Reporting Standards (IFRS):

In 2006, the Canadian Accounting Standards Board (AcSB) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP.  The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of September 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended August 1, 2010.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

(iv)

CICA 3064 Goodwill and Intangible Assets:

In February 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Intangible Assets, and Section 3450, Research and Development Costs.  Section 3064 establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets.  This new standard applies to the Company’s  interim and annual financial statements for its fiscal year ending August 31, 2010.

Critical Accounting Estimates

The Company’s most critical accounting estimate relates to the write-off of exploration licenses and associated costs.  The Company has recorded a write-down in 2008 of $672,000 on mineral properties abandoned.  Management assesses impairment of its exploration prospects quarterly. If an impairment results, the capitalized costs associated with the related project or area of interest are charged to expense.  Other areas requiring the use of estimates include the determination of stock-based compensation and future income taxes.

Disclosure of Outstanding Share Data

As at the date of this MD&A, there were 88,441,577 common shares outstanding.  223,176 Restricted Stock Units have been granted but not issued.  There were no director and employee stock options outstanding and the Company had no share purchase warrants outstanding.

Subsequent Events

On October 10, 2008 the Company issued 327,255 common shares at a price of $3.056 per share for a $1,000,000 pursuant to a subscription agreement dated October 1, 2008 with Mr. Sinclair.

The Company entered into a private placement subscription agreement with Van Tongeren Management LLC dated October 29, 2008 to issue 352,381 common shares at a price of $2.10 per share for total proceeds of $740,000.  The proposed private placement is subject to regulatory approval.

Financial and Other Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, accounts and other receivables, accounts payable, and accrued liabilities and obligations under the capital lease, of which some are held in different currencies.  The Company does not engage in any hedging activities relating to these foreign denominated assets and liabilities.  The fair value of the Company’s financial assets and liabilities is estimated to approximate their carrying value.

Litigation

There are no legal proceedings which may have or have had a significant affect on the Company’s financial position or profitability.

Exploration Summary

Kigosi Project

The Kigosi Project continues to be the focus of the Company’s exploration activities in the Lake Victoria Goldfields of Tanzania. Despite a few work stoppages because of rainy conditions and mechanical problems with the company’s self-contained, dual purpose drill rig, drilling has continued virtually unabated these past months, producing significant exploration successes in the process.

In fact, the Phase 6 drill program completed in early June produced some of the best assay results to date including 3.0 metres grading 22.24 g/t (0.64 oz/t) and 1.0 metre averaging 66.06 g/t (2.0 oz/t) from the Luhwaika area.

The objective of this sixth phase of drilling was to complete infill drilling along the drilled out part of the Luhwaika Main and West Reef systems in order to confirm the continuity of high grade gold shoots tested in previous drill phases.

In early July, the Phase 7 drill program commenced at Kigosi with the intention of infill drilling the Luhwaika Main and West reefs in areas that generally proved to be inaccessible during the wet season. The rig also tested new IP/soil anomalies to the northeast of Luhwaika before moving to the Igunda artisanal workings some 2.5 kilometres southeast of Luhwaika.

Significant high grade gold mineralization was established in the Igunda Main Shear system where two closely-spaced reefs approximately 18 metres apart produced high grade gold intersections averaging up to 30.58g/t. The high-grade gold mineralization in this area appears to be confined to quartz-veined chlorite schist shears that are up to 4.0 metres wide. Igunda is approximately 2.2 kilometres southwest of the main Luhwaika discovery area and is along strike.

Other Projects

Induced Polarization (IP) gradient grids, ground magnetometer surveys and soil sampling were conducted on various licenses.  At Igunda, one ground magnetic anomaly stands out and is interpreted as a possible kimberlite target.  At Manonga, the results of eight soil geochemical grids completed over eight BGC anomalies yielded a soil anomaly covering an area of approximately one square kilometre.  The anomaly is open ended towards the north and west.  Recent BGC results show an east-west trending anomalous zone extending over 9.0 kilometres.

The Lunguya project area was reviewed and exploratory field work has been ongoing.  A total of eleven IP gradient grids comprising 82.5 line kilometres as well as two soil geochemical grids totaling 413 samples were completed.

Biogeochemistry

A key component in the Company’s optimization of its exploration process is the deployment of biogeochemistry techniques in its field programs. One of the major problems confronting mineral explorers in the Lake Victoria Greenstone Belt - and for that matter in most other greenstone belts in the world - is the presence of deep overburden which frequently masks the presence of favorable host rocks for gold, diamonds and other mineral commodities.

Biogeochemical protocols have been developed relating to the selection and analysis of sample materials and specially-trained crews have been put into the field to gather samples for analysis. In addition, a biogeochemistry laboratory has been established in Mwanza, Tanzania for the preparation of sample materials which are then sent to independent laboratories.  The BGC program has now been completed and follow-up programs in the form of soil sampling and auguring are presently underway.

Property Acquisitions and Abandonments

Properties are acquired on the basis of favorable geology and will be evaluated in detail by our in-house technical staff to firm up exploration potential and make them attractive to potential partners under standard royalty agreements.

The Company currently has royalty agreements with three industry partners covering 19 prospecting licences

At the present time, the Company’s land position totals 149 prospecting licenses and new and renewal applications in the Lake Victoria Greenstone Belt and Kabanga/Kagera Nickel Belt regions of Tanzania covering an area of approximately 10,000 square kilometers.

Risk Factors

The Company is subject to a number of extraneous risk factors over which it has no control. These factors are common to most exploration companies and include, among others: project ownership and exploration risk, depressed equity markets and related financing risk, commodity price risk, fluctuating exchange rates, environmental risk, insurance risk and sovereign risk.

Controls and Procedures

During the fiscal year ended August 31, 2008 there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Management’s Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.  The Company’s management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of August 31, 2008.  In making this assessment, the Company’s management used the criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

The Public Company Accounting Oversight Board’s Auditing Standard No. 5 defines a material weakness as a control deficiency, or a combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected.  The company identified a material weakness in its internal control over financial reporting as of August 31, 2008:

•

The Company has limited accounting personnel with expertise in generally accepted accounting principles to enable effective segregation of duties over transaction processes with respect to financial reporting matters and internal control over financial reporting.  Specifically, certain personnel with financial transaction initiation and reporting responsibilities had incompatible duties that allowed for the creation, review and recording of journal entries, note disclosures and certain account reconciliations without adequate independent review and authorization.  This material weakness is pervasive.

Changes in Internal Controls over Financial Reporting

There has been no material change in internal control over financial reporting.

•

Management continues to review the current assignment of responsibilities and has reassigned responsibilities to improve the segregation.  In addition, Management will identify and may hire additional accounting resources where required to redistribute and eliminate overlapping of duties.

Evaluation of Disclosure Controls and Procedures

The Company’s management, with the participation of our Chief Executive Officer and Chief Financial Officer, as of the end of the period covered in this report, evaluated the effectiveness of our disclosure controls and procedure and determined that, as a result of the material weakness in internal control over financial reporting described above, as of August 31, 2008 our disclosure controls and procedures are not effective to ensure that information required to be disclosed by us is recorded, processed, summarized and reported within the time periods specified.

Inherent Limitations of Disclosure Controls and Internal Control over Financial Reporting

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Projections of any evaluation of effectiveness to future periods are subject to risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Approval

The Board of Directors of Tanzanian Royalty Exploration Corporation has approved the disclosure contained in the Annual MD&A.  A copy of this Annual MD&A will be provided to anyone who requests it and can be located while  additional information will be available on the SEDAR website at www.sedar.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in the foregoing Management’s Discussion and Analysis and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risk set above.

Additional Information

Additional information about the company and its business activities is available on SEDAR at www.sedar.com.

Form 52-109F1 - Certification of Annual Filings

I, James E. Sinclair, Chairman and Chief Executive Officer of Tanzanian Royalty Exploration Corporation certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Tanzanian Royalty Exploration Corporation (the issuer) for the period ending August 31, 2008;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a.

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

b.

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

c.

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.

I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:

November 26, 2008

signed: James E. Sinclair

James E. Sinclair

Chairman and CEO

Form 52-109F1 - Certification of Annual Filings

I, Regina Kuo-Lee, Chief Financial Officer of Tanzanian Royalty Exploration Corporation certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Tanzanian Royalty Exploration Corporation (the issuer) for the period ending August 31, 2008;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a.

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

b.

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

c.

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.

I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:

November 26, 2008

signed:

 Regina Kuo-Lee
Regina Kuo-Lee

Chief Financial Officer